Exhibit 99.1

1185 Avenue of the Americas, 38th Floor New York, NY 10036

Phone	212-381-4800
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Web	www.uhy-us.com

July 19, 2019

Office of the Chief Accountant

Securities and Exchange Commission

460 Fifth Street N. W.

Washington, D.C. 20549

Re: Kaixin Auto Holdings; Commission File Number: 001-38261

We have been furnished with a copy of the response for the event that occurred on July 16, 2019, to be filed on Form 6-K by Kaixin Auto Holdings. We agree with the statements made in such Form 6-K insofar as they relate to our Firm.

Very truly yours,

A member of UHY International,

a network of independent accounting and consulting firms